Exhibit 2

FIRST SUPPLEMENTAL INDENTURE

THIS FIRST SUPPLEMENTAL INDENTURE (“First Supplemental Indenture”) is made as of September 4, 2020 between the Republic of Argentina (the “Republic”) and The Bank of New York Mellon, as trustee (the “Trustee”). Except as otherwise expressly provided or unless the context otherwise requires, all terms used in this First Supplemental Indenture that are defined in the Indenture (as defined below) shall have the meanings ascribed to them in the Indenture.

WHEREAS, the Republic and the Trustee have previously entered into an indenture dated as of April 22, 2016 between the Republic and the Trustee, as amended from time to time (the “Indenture”), providing for the issuance from time to time of Debt Securities in one or more Series;

WHEREAS, the Republic has requested that the Trustee join in the execution of this First Supplemental Indenture;

WHEREAS, the Republic desires to establish certain new terms of the Debt Securities of any Series issued on or after the date hereof (but excluding any Debt Securities that may form a single Series with Debt Securities outstanding prior to the date hereof) (the “New Debt Securities”);

WHEREAS, the new terms that the Republic wishes to establish do not constitute a Modification to any outstanding Series of Debt Securities;

WHEREAS, only with respect to New Debt Securities the Republic desires to amend the definition of “Reserve Matter Modification” in Section 1.1, as well as Section 6.4 and Section 11.3, as set forth below;

WHEREAS, all conditions necessary to authorize the execution and delivery of this First Supplemental Indenture and to make this First Supplemental Indenture valid and binding have been satisfied.

NOW, THEREFORE, in consideration of the foregoing and the agreements and covenants hereinafter set forth, the parties hereby agree as follows:

SECTION 1. With respect to any New Debt Securities, the defined term “Reserve Matter Modification” in Section 1.1 of the Indenture shall read as follows:

“Reserve Matter Modification” means any Modification to the Terms of the Debt Securities of any Series, or to this Indenture insofar as it affects the Debt Securities of such Series, that would with respect to such Series of Debt Securities:

i. change the date on which any amount is payable;

ii. reduce the principal amount (other than in accordance with the express terms of the Debt Securities of that Series and this Indenture);

iii. reduce the interest rate;

iv. change the method used to calculate any amount payable (other than in accordance with the express terms of the Debt Securities and this Indenture);

v. change the currency or place of payment of any amount payable;

vi. modify the Republic’s obligation to make any payments (including any redemption price therefor);

vii. change the identity of the obligor;

viii. change the definition of “Outstanding” or the percentage of affirmative votes or written consents, as the case may be, required for the taking of any action pursuant to Section 11.4, Section 11.5 and Section 11.6;

ix. change the definition of “Uniformly Applicable” or “Reserve Matter Modification”;

x. authorize the Trustee, on behalf of all Holders of the Debt Securities, to exchange or substitute all the Debt Securities for, or convert all the Debt Securities into, other obligations or securities of the Republic or any other Person;

xi. change the legal ranking, governing law, submission to jurisdiction or waiver of immunities provisions of the Terms of such Debt Securities;

xii. increase the percentage of the aggregate principal amount of the Debt Securities of a Series then Outstanding required to be held by Holders to declare the Debt Securities of such Series due and payable immediately, or reduce the percentage of the aggregate principal amount of the Debt Securities of a Series the Outstanding required to be held by Holders to waive any existing defaults or rescind or annul any notice of acceleration and its consequences, in each case, as set forth in Section 4.1(b) and the Terms of any Series of Debt Securities;

xiii. amend Section 11.3(b); or

xiv. amend Sections 11.3(c) or change the definition of “Restructuring Exchange Offer.”

SECTION 2. With respect to any New Debt Securities, Section 4.6 of the Indenture shall read as follows:

“Limitations on Suits by Holders. Except as provided in Section 4.7, no Holder of any Debt Securities of any Series shall have any right by virtue of or by availing itself of any provision of this Indenture or of the Debt Securities of such Series to institute any suit, action or proceeding in equity or at law upon or under or with respect to this Indenture or of the Debt Securities, or for any other remedy hereunder or under the Debt Securities, unless (a) such Holder previously shall have given to the Trustee written notice of default and of the continuance thereof with respect to such Series of Debt Securities, (b) the Holders of not less than 25% in aggregate principal amount Outstanding of Debt Securities of such Series shall have made specific written request to the Trustee to institute such action, suit or proceeding in its own name as Trustee hereunder and shall have provided to the Trustee such indemnity or other security as it may require against the costs, expenses and liabilities to be incurred therein or thereby and (c) the Trustee for 60 days after its receipt of such notice, request and provision of indemnity or other security, shall have failed to institute any such action, suit or proceeding and no direction inconsistent with such written request shall have been given to the Trustee pursuant to Section 4.9, it being understood and intended, and being expressly covenanted by every Holder of Debt Securities of a Series with every other Holder of Debt Securities of such Series and the Trustee, that no one or more Holders shall have any right in any manner whatever by virtue or by availing itself of any provision of this Indenture or of the Debt Securities to affect, disturb or prejudice the rights of any other Holder of Debt Securities of such Series or to obtain priority over or preference to any other such Holder, or to enforce any right under this Indenture or under the Debt Securities of such Series, except in the manner herein provided and for the equal, ratable and common benefit of all Holders of Debt Securities of such Series. For the protection and enforcement of this Section 4.6, each and every Holder and the Trustee shall be entitled to such relief as can be given either at law or in equity. The Republic expressly acknowledges, with respect to the right of any Holder to pursue a remedy under this Indenture or the Debt Securities, the right of any beneficial holder of Debt Securities to pursue such remedy with respect to the portion of the Global Security that represents such beneficial holder’s Debt Securities as if Certificated Securities had been issued to such Holder.”

SECTION 3. With respect to any New Debt Securities, Section 11.3 of the Indenture shall read as follows:

“SECTION 11.3. Reserve Matter Modification Methods. (a) Reserve Matter Modifications proposed by the Republic may be approved by Holders of the Debt Securities (by vote at a Holder of the Debt Securities’ meeting or by a written action) in one of three ways (each, a “Modification Method”):

i. for a Single Series Reserve Matter Modification, by the Holders of the Debt Securities of the Series subject to the proposed Modification,

ii. for a proposed Cross-Series Modification with Single Aggregated Voting, by the Holders of two or more Series of Debt Securities whose votes or written consents will be aggregated for the purpose of determining whether the approval threshold has been met, and

iii. for a proposed Cross-Series Modification with Two-Tier Voting, by the Holders of two or more Series of Debt Securities whose votes or written consents (x) taken together, must meet an aggregated approval threshold and (y) taken separately for each Series of Debt Securities covered by that proposed Cross-Series Modification, must meet a separate approval threshold.

(b) At the time the Republic proposes a Reserve Matter Modification, the Republic shall specify to Holders of each Series of Debt Securities issued on or after September 4, 2020 to be affected the Modification Method(s) it has selected for such Reserve Matter Modification. The Republic shall have the discretion to select the Modification Method(s) for a proposed Reserve Matter Modification and to designate which Series of Debt Securities will be included in the aggregated voting for a proposed Cross Series Modification (the “Initially Designated Series”); provided, however that, except as set forth in the following sentence, once the Republic selects the Modification Method(s) and the Initially Designated Series, such selection may not be changed, modified or supplemented without providing written notice of such change, modification or supplement to Holders of all Series of Debt Securities issued on or after September 4, 2020 to be affected (specifying which series, if any, have been excluded from the list of Initially Designated Series) and granting such Holders no less than five (5) Business Days from the date of such notice to cast, revoke or change any vote or consent delivered in connection with such proposed Modification. Notwithstanding the foregoing, at any time prior to the effectiveness of the Reserve Matter Modification and without prior notice to Holders of any Debt Securities of the Initially Designated Series, the Republic shall have discretion to re-designate which Series of Debt Securities will be included in the aggregated voting for a proposed Cross-Series Modification with Two-Tier Aggregated Voting or a Cross-Series Modification with Single Aggregated Voting if at the time of such re-designation the Republic has received the affirmative vote or consent of Holders of more than 66 2⁄3% of the aggregate principal amount of the Outstanding Debt Securities of all the Initially Designated Series.

(d) If after September 4, 2020 the Republic (A) selects a Cross-Series Modification with Two-Tier Aggregated Voting as the Modification Method for a proposed Reserve Matter Modification or (B) launches a Restructuring Exchange Offer, in each case of (A) and/or (B), the Republic shall not, for a period of thirty-six (36) months following the effectiveness of any such Reserve Matter Modification or the settlement of such Restructuring Exchange Offer, select a Cross-Series Modification with Single Aggregated Voting as the Modification Method for a proposed Reserve Matter Modification affecting (i) any of the Debt Securities of the Initially Designated Series that were not successfully modified pursuant to such Reserve Matter Modification or any of the Series of Debt Securities invited to be exchanged pursuant to the Restructuring Exchange Offer and (ii) any Series of Debt Securities successfully modified, exchanged or substituted for pursuant to such Reserve Matter Modification or any Series of Debt Securities into which Debt Securities were exchanged pursuant to such Restructuring Exchange Offer (or any Series of Debt Securities into which any such Series described in (ii) is subsequently modified, exchanged or substituted), unless such prior Reserve Matter Modification or Restructuring Exchange Offer received the affirmative vote or consent or participation, as the case may be, of Holders of more than 75% of the aggregate principal amount of the Outstanding Debt Securities of all the Initially Designated Series included in that Reserve Matter Modification or invited in such Restructuring Exchange Offer. The foregoing limitation shall not be modified pursuant to a Cross-Series Modification with Single Aggregated Voting.

“Restructuring Exchange Offer” means an offer inviting Holders of more than one Series of Debt Securities to exchange such Debt Securities for new Debt Securities (other than an invitation to exchange where (i) the Debt Securities to be exchanged are trading above 90% of their par value (or accreted value in the case of Debt Securities initially issued at a discount) on an internationally recognized financial information platform (such as Bloomberg) at 4:00 p.m., New York time, as reported on the Business Day immediately prior to the date on which the offer is launched, and (ii) the sum of the net present values of the new Debt Securities and any other consideration delivered in the exchange is not less than 90% of the sum of the net present values of the Debt Securities and any other consideration to be exchanged, in each case, discounted at the same rate of return).”

SECTION 4. This First Supplemental Indenture shall become effective upon execution by the Republic and the Trustee.

SECTION 5. This First Supplemental Indenture supplements and to the extent set forth herein amends the Indenture and shall be a part, and subject to all the terms, thereof and shall be binding upon all Debt Securities issued pursuant to the Indenture; provided that the amendments set forth in Section 1, Section 2 and Section 3 above shall only be applicable to and binding upon New Debt Securities. Except as expressly supplemented and amended hereby, the Indenture is in all respects ratified and confirmed.

SECTION 6. In case any provision in this First Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby, and a Holder shall have no claim therefor against any party thereto. If any provision of this First Supplemental Indenture conflicts with any provision of the Indenture, the provisions of this First Supplemental Indenture shall control.

SECTION 7. This First Supplemental Indenture is conclusive and binding upon all Holders of Debt Securities, whether or not they have given consent, and on all future Holders of Debt Securities, whether or not notation of the modifications and amendments herein is made upon the Debt Securities.

SECTION 8. This First Supplemental Indenture may be executed in one or more counterparts, and by the parties hereto in separate counterparts, each of which when executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page of this First Supplemental Indenture by facsimile or e-mail shall be as effective as delivery of a manually executed counterpart hereof.

SECTION 9. This First Supplemental Indenture shall be governed by, and construed in accordance with, the law of the State of New York; provided, however, that all matters governing the Republic’s authorization and execution of this First Supplemental Indenture shall in all cases be governed by and construed in accordance with the laws of the Republic.

IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed as of the date first written above.

THE REPUBLIC OF ARGENTINA

By:	/s/ Martín Maximiliano Guzmán
Name: Martín Maximiliano Guzmán
Title: Minister of Economy of the Republic of Argentina

THE BANK OF NEW YORK MELLON, not in its individual capacity but solely as Trustee

By:	/s/ Rita Duggan
Name: Rita Duggan
Title: Vice President